[Exhibit 99.1]
GRAVITY Reports Non-consolidated Financial Results for 2009
SEOUL, South Korea, March 26, 2010 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity’” or the “Company’”), an online game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2009, prepared in accordance with generally accepted accounting principles in Korea or KGAAP. Financial statements are available on Edgar at http://www.sec.gov.
REVIEW OF FINANCIAL RESULTS
Revenues and Cost of Revenues
Revenues for 2009 was KRW 43,946 million (US$ 37,766 thousand), representing a 4.7% increase from KRW 41,983 million for 2008.
Royalties and licensing fees revenues for 2009 were KRW 35,878 million (US$ 30,832 thousand), representing a 13.6% increase from KRW 31,587 million for 2008. This increase was primarily attributed to higher revenues from Ragnarok OnlineTM in the Japanese market due to the weakening of the Korean Won against the Japanese Yen and partly due to increased revenues from Ragnarok OnlineTM and Requiem the U.S. and Canada.
Subscription revenues decreased by 36.2% to KRW 4,775 million (US$ 4,103 thousand) for 2009 from KRW 7,484 million for 2008. The decrease resulted mainly from decreased revenues from Ragnarok OnlineTM in Korea.
Cost of revenues was KRW 13,776 million (US$ 11,839 thousand) for 2009, representing a 13.6% decrease from KRW 15,944 million for 2008. The decrease in Gravity’s cost of revenues was mainly attributed decrease in salaries, commission paid and depreciation.
As a result of the foregoing factors, gross profit for 2009 was KRW 30,170 million (US$ 25,927 thousand), representing a 15.9% increase from KRW 26,039 million for 2008. The gross profit ratio inclined to 68.7% in 2009 from 62.0% in 2008.
Selling, General & Administrative Expenses (“SG&A”)
The Company reduced total SG&A by 1.3% to KRW 18,400 million (US$ 15,812 thousand) for 2009 compared with KRW 18,648 million for 2008.
This reduction in SG&A was attributed primarily to decreased rent expenses which were due to relocation of the headquarter office in Seoul on February 1, 2008; the rent expenses for both old and new offices occurred between February 1, 2008 and Mar 16, 2008 as the lease agreement of the old office expired on March 16, 2008, which did not recur in 2009. The decreased SG&A is also due in part to decrease in fringe benefit and salaries while partially offset by increase in R&D expenses and commission paid.
Based on the foregoing factors, the Company’s operating income for 2009 was KRW 11,770 million (US$ 10,115 thousand).
Non-operating Income and Non-operating Expenses
Non-operating income for 2009 was KRW 5,927 million (US$ 5,093 thousand) compared with KRW 8,362 million in 2008 representing a 29.1% decrease, which was primarily due to the net loss from the fluctuations in the foreign exchange rates.

Non-operating expenses for 2009 were KRW 10,628 (US$ 9,133 thousand), a 6.4% decrease from KRW 11,359 million in 2008, which consist primarily of decrease in loss on valuation of equity method investments and in impairment losses on intangible assets. The decrease in non-operation expenses was substantially offset by increase in impairment losses on available for sale related to Online Game Revolution Fund No. 1 and settlement expenses for the lawsuit between Softstar Entertainment Inc. and the Company.
Income before income tax for 2009 was KRW 7,069 million (US$ 6,075 thousand), which represents a 60.9% increase compared with KRW 4,394 million in 2008.
As a result of the foregoing factors, Gravity recorded a net income of KRW 3,082 million (US$ 2,649 thousand) for 2009 compared with a net income of KRW 921 million for 2008.
The balance of cash and cash equivalents and short-term financial instruments was KRW 59,168 million (US$ 50,847 thousand) as of December 31, 2009.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,163.65 to US$1.00, the noon buying rate in effect on December 31, 2009 as quoted by the Federal Reserve Bank of New York.